August 18, 2005


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 29549-0510

Re: Incorrect SB-2 draft filed for FUEGO  ENTERTAINMENT,  INC.

To whom it may concern:

The First Amendment FORM SB-2/A for FUEGO ENTERTAINMENT, INC. Is being filed to replace the SB-2 filed with the Security and Exchange Commission on August 17, 2005 ACCESSION NUMBER: 0001199835-05-000366.

The SB-2 Filed August 17, 2005 was filed in error because it did not have the most current draft. The SB-2/A filed today contains the correct current SB-2 draft for FUEGO ENTERTAINMENT, INC.

FUEGO  ENTERTAINMENT,  INC.

/s/ Hugo M.Cancio
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Hugo M. Cancio
Principal Executive Officer